UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Block, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37622
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

Not Applicable[1]	Not Applicable
(Address of principal executive offices)	(Zip Code)

Chrysty Esperanza

Chief Legal Officer

(415) 375-3176

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2022.

[1]	We do not designate a headquarters location as we have adopted a distributed work model.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Block, Inc. (the “Company”) is filing this Form SD pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2022 to December 31, 2022.

The Company’s primary hardware products include its Magstripe Reader, Contactless and Chip Reader, Square Stand, Square Register, and Square Terminal (the “Covered Products”), each of which are manufactured by third parties. For additional information related to the Covered Products, refer to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission.

Reasonable Country of Origin Inquiry

Following the Company’s initial determination that certain of its hardware products contain components that contain metallic forms of tin, tungsten, tantalum and/or gold (“3TG”) minerals (derived from columbite-tantalite (coltan), cassiterite, gold, or wolframite, “Conflict Minerals”), the Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether such 3TG minerals may have originated in the Democratic Republic of Congo and/or any of its adjoining countries (the “Covered Countries”). To assess the Company’s position within the supply chain, the Company requested its direct suppliers to provide responses to the Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative.

The Company received responses to the CMRT from the two suppliers that represented 100% of the Company’s contract manufacturers during the applicable period. The Company reviewed responses received to the CMRT for completeness and consistency, and followed up with suppliers for any corrections and clarifications as needed. The suppliers’ CMRT responses identified lists of smelters or refiners, in addition to their countries of origin, that may have supplied 3TG minerals utilized in the Covered Products during the applicable period. The CMRT responses indicated that certain of the 3TG minerals used in the Company’s Covered Products may have originated in the Covered Countries and may not have been exclusively sourced from scrap or recycled sources.

The Company believes its RCOI process was reasonably designed and performed in good faith; however, there are inherent limitations in the information provided by third parties, including the possibility of information being inaccurate, incomplete or falsified despite the Company’s efforts to validate and confirm the information. Furthermore, the Company relied on industry association sponsored smelter/refiner audits which may have limitations or errors/omissions in the provided audits.

Determination from RCOI

Based on the results of RCOI, the Company determined that, with respect to necessary 3TG in its Covered Products, the 3TG minerals may have originated from the Covered Countries, and therefore exercised due diligence on the source and chain of custody of the necessary 3TG.

Additional Information

A copy of this Form SD is publicly available on the Company’s website at http://investors.block.xyz. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibits

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 19, 2023	BLOCK, INC.

	By:	/s/ Chrysty Esperanza
Chrysty Esperanza
Chief Legal Officer and Corporate Secretary